April 12, 2022

Filed via EDGAR

Ms. Karen L. Rossotto, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Subject:     Preliminary Proxy Statement for Templeton Global Income Fund (the “Fund”) (File No. 811-05459)

Dear Ms. Rossotto:

On behalf of Templeton Global Income Fund (the “Fund”), submitted herewith under the EDGAR system, are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to me on April 11, 2022 with regard to the Fund’s Preliminary Proxy Statement (the “Proxy Statement”).  The Proxy Statement was filed with the SEC on April 1, 2022. The Proxy Statement relates to the Annual Meeting of Shareholders of the Fund which is scheduled to be held on June 6, 2022.

Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.       Comment: When you complete your filing, please ensure the filing tagging reflects the contested nature of the election.

Response: The proxy statement will be filed using the EDGAR tag “DEFC14A.”

2.       Comment: In the first bold paragraph, where you state “SABA ALSO ANNOUNCED ITS INTENTION TO PRESENT A PROPOSAL TO FIRE THE FUND’S MANAGER AT THE MEETING, WHICH MAY LEAD TO SABA NAMING ITSELF AS THE MANAGER, ADDING TO SABA’S GROWING LIST OF CONFLICTS,” please add “WE BELIEVE before “MAY LEAD…”  Please supplementally explain why you believe this is the case.

Response: This change will be made to the proxy statement.  Our basis for believing that Saba is attempting to fire Franklin as investment manager is self-evident from their proposal.  As stated in footnote 1 to the Fund’s Opposition Statement included in Proposal 3, “Effective after the close of business on June 4, 2021, the Voya Prime Rate Trust, previously managed by Voya Financial, became the Saba Capital Income & Opportunities Fund, and Saba Capital Management, L.P. became the fund’s new investment manager.”  Based on these recent actions, we believe that Saba is pursuing the same goal of taking over as investment manager of the Fund.  This presents a conflict of interest for Saba and the Saba trustees, both with the Fund (to whom the Saba trustees owe a fiduciary duty) and with Saba’s own investment advisory clients (to whom Saba also owes a fiduciary duty).  We believe that Saba’s failure to so state is both a breach of fiduciary duty as well as a material omission in their proxy materials.

3.       Comment: Further down where you state “FAILURE TO VOTE HELPS SABA AND COULD RESULT IN YOU LOSING YOUR INVESTMENT VEHICLE,” please add “WE BELIEVE” before “COULD RESULT,” as the original statement is overly speculative and inflammatory.  Please supplementally explain your basis for this belief.

Response: We will revise this clause to state “FAILURE TO VOTE HELPS SABA AND COULD RESULT IN YOU LOSING YOUR INVESTMENT MANAGER WITH DECADES OF EXPERIENCE MANAGING GLOBAL BOND FUNDS.”  Given Saba’s proposal to terminate the advisory agreement, we believe this statement is factually correct on its face, and therefore neither speculative nor inflammatory.

4.       Comment: Under the section “How do the Fund’s Trustees recommend that I vote,” please supplementally explain whether the Saba trustees are considered disinterested.

Response: Without conceding any legal arguments the Fund may have to the contrary, the Fund has treated the Saba trustees as if they were independent for purposes of the Delaware Statutory Trust Act and the Investment Company Act of 1940.  We note that this issue has been the subject of previous discussions between the Staff of the Division of Investment Management of the SEC and fund counsel, without resolution.

5.       Comment: Under the section “Why do the Fund’s Trustees recommend that I vote against the Saba shareholder proposal (Proposal 3),” where you state “by leaving the Fund without an experienced and proven investment manager to manage its assets,” please insert “potentially” before “leaving the Fund.”

Response: This change will be made to the Proxy Statement.

6.       Comment: In the discussion of the Special Committee please name the Special Committee members.

Response: This clause will be revised as follows:

“In January 2022, the Board created a Special Committee of the Board comprised of Mary C. Choksi, Edith E. Holiday, J. Michael Luttig, Larry D. Thompson and Constantine D. Tseretopoulos, all independent Trustees who were not nominated by Saba in connection with the 2021 Annual Meeting of Shareholders and are independent of the Manager (the “Special Committee”) to review and consider the Saba nominations and proposal for the Meeting.”

7.       Comment: Where you state PROPOSAL 3: A SHAREHOLDER PROPOSAL, please revise to be consistent with 14a-4(a)(3) and the Fund’s form of proxy

Response: The title for the discussion of proposal 3 will be changed to:  “If properly presented, a shareholder proposal to terminate the investment management agreement.”

8.       Comment: In the discussion of “Strong Long-Term Record” where you refer to the JPM Global Government Bond Index (JGBI), please supplementally confirm that the JGBI is an appropriate comparison.

Response: The Fund is not managed to any benchmark index.  The JGBI is a broad-based index sponsored by an entity that is unaffiliated with the investment manager and measures the aggregate performance of the same asset class in which the Fund invests.  We therefore believe the JGBI is an appropriate index for comparison purposes.

9.       Comment: In the same section as the comment above, please add “periods” after “three-year,” “five-year,” “seven-year,” and “ten-year,” and clarify what the stated percentages mean.

Response: We will make this change and add “of the time” after the percentages. We will further clarify that the percentages are based on risk-adjusted returns, as measured by Sharpe ratios.

10.   Comment: At the end of that paragraph where you state “[m]oreover, in a volatile market environment, the Fund has continued to outperform its peer average by 8.13%, and the JPM Global Government Bond Index by 5.70%, year-to-date (as of 3/23/22),” please supplementally clarify what constitutes the peer group and how it is obtained.  Please also clarify that year-to-date applies to both peers and the JGBI.

Response: The peer group is comprised of the Lipper Global Income Category including only closed-end funds (not including interval funds). We will add “year to date” to the clause on peer group average outperformance.

11.   Comment: Under the section “Strong Downside Protection,” please add a basis of comparison for the statements that the Fund achieved “significantly lower and comparatively more stable annualized volatility than its peers,” and that, “the Fund has historically provided strong relative returns and meaningful downside protection during sharp escalations in global financial market volatility.”

Response: The paragraph is replaced in its entirety with the following:

STRONG DOWNSIDE PROTECTION: From a risk management perspective, the Fund achieved meaningfully lower volatility than many of its peers during both of the major financial shocks of the global financial crisis of 2008 and Covid of 2020. Both the Fund’s defensive stance in 2020 and its shift back into risks exposures in 2021 were achieved with a significantly lower and comparatively more stable annualized volatility than its peers. Notably, the Fund provided strong relative returns and meaningful downside protection compared to its peers during sharp escalations in global financial market volatility accompanying the pandemic from 2020 through 2021, specifically during periods when US equities sharply declined. The Fund’s downside risk protection is enabled by strong collaboration with the Franklin Templeton risk management team.

12.   Comment: Under the section “Impact of Saba’s proposals” please add “potentially” before “stranding Fund shareholders without an investment manager…”

Response: We will make this change.

Please do not hesitate to contact the undersigned at (954) 847-2283 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/LORI A. WEBER

Lori A. Weber

Vice President and Secretary

Templeton Global Income Fund

300 S.E. 2nd Street

Fort Lauderdale, Florida 33301-1923

Cc:       Craig Tyle, General Counsel of Franklin Templeton

            Bruce G. Leto, Stradley Ronon, Stevens & Young, LLP